April 4, 2011

Mr. Richard G Pfister
Executive Vice President
Altegris Portfolio Management, Inc
1202 Bergen Parkway Suite 212
Evergreen, Colorado 80439

      Re: **Winton Futures Fund**
               Form 8-K
               Filed February 1, 2011
               File No. 000-53348

Dear Mr. Pfister

      We have completed our review of your Form 8-K and related filings and do not, at this time, have any further comments.

               Sincerely,

               Robert F Telewicz Jr
               Staff Accountant